Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available in the Charter Resource Center on Charter’s website.

Website News

CHARTER DEAL FOR TIME WARNER CABLE TO BENEFIT REGION WITH LOWER COSTS, HIGHER INTERNET SPEEDS
Originally appeared in Times Union
June 25, 2015
By Larry Rulison

Charter Communications will significantly expand the reach and quality of broadband Internet service as part of its $55 billion acquisition of Time Warner Cable, federal regulators were told Thursday.

Although Charter has not submitted its business plan to regulators in New York state, the Fairfield, Conn.-based cable company outlined an aggressive broadband expansion plan Thursday to the Federal Communications Commission.

The plan includes making 60 megabits per second the minimum download speed for all customers. That would be a significant upgrade for Time Warner Cable customers in the Capital Region, where most homeowners get 15Mbps download speeds and 50Mbps is the fastest upload speed available.

Click for more. [http://www.timesunion.com/news/article/Charter-deal-for-Time-Warner-Cable-to-benefit-6350241.php]

Posted on June 26, 2015 in News

CHARTER LISTS CONSUMER BENEFITS TO WIN MERGER APPROVAL
Originally appeared in Reuters
June 26, 2015
By Staff

Charter Communications Inc (CHTR.O) formally argued for regulatory approval for its Time Warner Cable Inc (TWC.N) and Bright House Networks deals, saying consumers would benefit as Internet services would become cheaper and faster.

Charter said in a filing with the Federal Communications Commission (FCC) on Thursday that it would not block or suppress Internet traffic or prioritize content for a fee and that its broadband services would cost less than the current offerings of Time Warner (TWC) and Bright House.

In its first official argument in support of the deals, Charter also said the new company would not harm online video services providers as its success would depend on the broadband business rather than on video services.

Charter would invest at least $2.5 billion in commercial areas and deploy over 300,000 out-of-home WiFi access points, according to the filing.

Click for more. [http://www.reuters.com/article/2015/06/26/us-charter-communi-fcc-idUSKBN0P60YL20150626]

Posted on June 26, 2015 in News

CHARTER MAKES ITS CASE FOR 2 MERGERS, TELLING F.C.C. IT’S NO COMCAST
Originally appeared in The New York Times
June 25, 2015
By Emily Steel

Charter Communications, in an attempt to distinguish itself from Comcast and its failed takeover of Time Warner Cable, promised federal regulators on Thursday that a pair of deals totaling $67.1 billion would pose no threat to the growing market for online video because the combined company’s future depended more on broadband than on its legacy video business.

In a filing with the Federal Communications Commission, Charter also said that the new company created by its purchases of Time Warner Cable and Bright House Networks would have no incentive to hurt online or traditional programmers because it would not own any broadcast or cable outlets other than local news, sports and public affairs programming…

…With its F.C.C. filing on Thursday, Charter took its first formal step in making its case to regulators as to why its deal is in the public interest.

Although the merger would create a new industry force, Charter underscored that the new company would remain smaller than Comcast and would continue to face significant competition from other wireless and satellite providers. Charter also highlighted that none of the merging companies compete in the same geographic regions.

Several analysts have said that while regulatory approval for the deal is no longer a given, after Comcast’s struggles with Time Warner Cable, it is still highly likely. Other industry observers have said that the government has signaled that cable companies already may wield too much control and not face enough competition in the broadband market.

Click for more. [http://www.nytimes.com/2015/06/26/business/media/charter-says-its-mergers-would-do-online-video-no-harm.html?_r=1]

Posted on June 26, 2015 in News

Charter’s Chances With Time Warner Cable Look Good
Originally appeared on The Wall Street Journal
June 24, 2015
By: Miriam Gottfried

It is no surprise that investors are wary about deal-making in the cable sector these days. But for Charter Communications’ proposed offer for Time Warner Cable, such concern may be overblown.

Comcast’s decision in April to abandon its bid for Time Warner Cable due to regulatory pressure took many on Wall Street by surprise. So when Charter swooped in a month later with its own offer for the cable operator, along with another offer for closely held Bright House Networks, the specter of a regulatory backlash reappeared. That may explain why the spread between the value of Charter’s offer and the price of Time Warner Cable’s stock has widened slightly to 9% since the deal was first announced.

The market appears to see only a 50% probability of Charter’s deal being approved, according to New Street Research. New Street itself puts the deal’s odds of approval at 80% to 85%.

Click for more. [http://www.wsj.com/articles/charters-chances-with-time-warner-cable-look-good-1435167748]

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Charter Files Application For Time Warner Cable Merger
Originally appeared on Broadcasting & Cable
June 25, 2015
By: John Eggerton

Charter has filed its application with the FCC to buy Time Warner Cable. That includes a public interest statement with promises to go beyond the FCC’s new Open Internet rules by agreeing to a legally enforceable condition for the combined company, which it dubs “New Charter,” not to impose data caps or usage-based billing, neither of which it currently engages in it points out.

The FCC on June 23 opened an official docket for comment on the deal, saying it was expecting the application to be filed. It has been.

Among the key benefits Charter tells the FCC the deal will produce are: faster speeds, affordable (and unlimited) broadband, faster rollouts of new technology, nondiscriminatory interconnection, and more investment in customer care.

Click for more. [http://www.broadcastingcable.com/news/washington/charter-files-application-time-warner-cable-merger/142100]

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Charter Says Consumers Will Be The Winners After $67b In Deals Turns It Into A Cable Giant
Originally appeared on Daily Journal
June 25, 2015
By: Tali Arbel, Associated Press

Charter is trying to convince the government that consumers will benefit if it is allowed to create a cable giant through its proposed $67.1 billion acquisition of Time Warner Cable and Bright House.

Charter Communications Inc. says it will roll out faster Internet with no data caps, and that it will not block or slow traffic or permit paid fast lanes for some content.

The government’s new “net neutrality” rules prohibit those practices, though internet providers have sued to throw out the rules.

Federal Communications Commission Chairman Tom Wheeler has suggested that the St. Louis company needs to show not only that the deal won’t harm the public, but how a more powerful Charter would benefit them.

Comcast scrapped a Time Warner Cable deal this spring after pushback from regulators.

Click for more. [http://www.dailyjournal.net/view/story/c49b4e229f2b42c9ae3f0ffd2e88e935/US--Charter-Selling-the-Deal]

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Here’s How Charter Will Commit To An Open Internet
Originally appeared on WIRED
June 25, 2015
By: Marvin Ammori

THE NATION’S NETWORK neutrality drama isn’t over: the FCC’s landmark rules are in court again-after courts threw out two previous FCC net neutrality orders. But there is a little-known front in the fight that has long been central to advancing network neutrality: the commitments that broadband companies make when they merger.

For the last decade, while the court kept throwing out industry-wide rules, network neutrality advocates (like me) were able to extract merger conditions to preserve an open Internet and further entrench the concept. In 2005, AT&T and Verizon each made two-year network neutrality merger commitments; in 2006, AT&T and BellSouth made a 30-month open Internet commitment; in 2011, Comcast and NBC made a 7-year commitment. As someone who has spent 10 years fighting for network neutrality, I have seen these commitments pave the way for the new, even-stronger industry-wide rule now on appeal.

Today, we have another merger, which means, thanks to our successes, another network neutrality condition on offer. Charter, a relatively small cable company, is buying the second-largest provider, Time Warner Cable, and an affiliated company called Bright House Networks. Charter’s merger sales pitch is pretty straight-forward: it argues that it has always been too small to bully Internet companies, TV makers, and its own customers, so it has“un-cable” practices they hope to extend. The slowest speed the company usually offers is 60 Mbits, which is great for online TV, and Charter has no data caps, usage-based charges, or modem-rental fees. Charter also posts a laudable no-cost interconnection policy for Internet backbone companies, and Charter has never been accused of any network-neutrality violations.

Still, we must “trust, but verify.” We need to ensure that Charter will not lose its way after taking over Time Warner and becoming four times larger. That’s where merger commitments come in. In its legal application filed today with the FCC, Charter makes its case that the merger will benefit the public, and offers several legally enforceable commitments. The FCC will review the application, along with the initial commitments made, likely for the next six months, with input from the public.

Charter hired me-which, to be honest, took some humility on its part since I have helped lead public campaigns against cable companies like Charter-to advise it in crafting its commitment to network neutrality. After our negotiation, I can say Charter is offering the strongest network neutrality commitments ever offered-in any merger or, to my knowledge, in any nation. In fact, in the end, I personally wrote the commitments. For the first time, I’d like to lay out what those commitments are and why I think they is so strong

1. Accepting the FCC Order

When the FCC’s network neutrality order was issued, net-neutrality advocates broke out in hosannas and praise, calling them the “strongest open Internet rules to date,” and “the biggest victory for the public interest in the agency’s history.”

Charter is accepting almost all of the order-the bright line rules and interconnection mandates. (We will get to the “general conduct rule,” where Charter is accepting a variation.) The FCC’s order flat-out prohibits technical blocking, discrimination, and paid prioritization in impressively sweeping, “bright-line” language. In addition to the bright-line bans, the FCC asserted authority to hear complaints regarding interconnection disputes to ensure reasonable practices. The companies affected, including Netflix, Cogent, and Level 3, support the standard and struck deals with AT&T, Verizon, and Comcast. So the standard has been changing the market and working so far, and the first complaint, filed this week, will help define what’s legal and what isn’t.

Charter is agreeing to abide all of that-the strongest rules to date-regardless of litigation.

2. Going Beyond the General Conduct Rule

In addition to rules about fast lanes and slow lanes, the FCC adopted a “general conduct rule” to cover economic forms of discrimination. But it also invited complaints and offered to review them based on a wide range of vague factors to consider.

Many top advocates were unhappy with the rule’s vagueness, including the Electronic Frontier Foundation, which criticized the rule as not being the “light-touch” regulation the FCC had promised. They also pointed out that the rule might be too expensive to help startups or advocates because it had so many factors that it could require an expensive team of lawyers and economists to litigate.

Rather than attempt to rewrite that rule with different standards or analogies, Charter and I focused on the specific economic practices that prompted the rule. The main problematic practice discussed in the FCC’s docket is zero-rating. “Zero rating” happens when a phone or cable company caps how much data you use-at, say 5, or 500, gigabytes a month-and then charges you extra or slows down your connection once you reach that limit in a month. Zero rating is the practice of exempting a few favored companies from the cap-like saying Netflix doesn’t count against the cap, but Fandor, Vimeo, and Amazon Prime do. Since zero rating favors some sites over others based on the broadband provider’s preferences (not the users’), my allies and I urged the FCC to ban zero rating in all forms, but the FCC didn’t go that far. Charter necessarily will. In fact, it will commit to no data cap at all-and no usage-based billing-therefore it will be unable to exempt any applications from those practices.

This commitment may be stronger than the general conduct rule, which subjects this practice to a complex analysis, rather than simply banning it.

3. Duration

Charter is agreeing to these conditions for 3 years, which is longer than the AT&T and Verizon conditions, but shorter than the most recent Comcast-NBC condition. We advocates have accomplished a lot through a series of 2-3 year conditions that have shaped the industry.

Are These Promises Strong Enough?

Even though these are the strongest network neutrality commitments offered, and go beyond the FCC’s order concerning zero-rating, I am certain some of my fellow advocates will ask for more. And that is fine. I expect some to want a longer duration, a ban on other (likely esoteric) practices we’d recognize as harmful, stronger interconnection language, or a ban on fees based on a particular traffic exchange and means of delivery.

I probably won’t disagree with those calls, but I am still very happy with what we were able to achieve. And here’s why.

Charter is offering commitments that go further than any before. It’s doing so because millions of Americans stood up for an open Internet and because officials like FCC Chairman Tom Wheeler had the courage to do the right thing. And it helps that Charter’s current practices and plans reflect these commitments. It turns out that broadband companies can have great success offering access to the unfettered Internet. And, as each year and debate passes, more broadband companies will start to see that their future lies not in restricting an open Internet but in betting on it.

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Click here for original article. [http://www.wired.com/2015/06/heres-charter-will-commit-open-internet/]

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Charter Gets Support From Andrew Young
Originally appeared in Broadcasting & Cable
June 25, 2015
By Jon Lafayette

Ambassador Andrew Young, a co-founder of African-American broadcast network Bounce TV, came out in support of Charter Communications’ proposed acquisition of Time Warner Cable and Bright House Networks.

The deal is being scrutinized by the government. Comcast’s attempt to acquire Time Warner Cable couldn’t survive the government review, in part because of complaints from minority broadcasters concerned about consolidation’s effect on diversity.

“We support Charter Communications’ pending transactions with Time Warner Cable and Bright House Networks. Charter has long been a strong supporter of minority-owned networks like Bounce TV and we believe that these transactions are in the public interest and will be beneficial to Bounce TV viewers, African Americans and all ethnicities,” said Young. “We are thrilled that New Charter will make the offerings of Time Warner Cable and Bright House more diverse and richer for the more than 14 million African-American television households in the United States that are grossly underserved on television.”

Click for more. [http://www.broadcastingcable.com/news/currency/charter-gets-support-andrew-young/142103]

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Charter Will ‘Go Further’ Than Fcc’s Net Neutrality Rules In Merger With Time Warner Cable
Originally appeared in Variety
June 25, 2015
By Ted Johnson

Charter Communications said that it will commit to principles of net neutrality, like no blocking or throttling of traffic, as part of its planned merger with Time Warner Cable and acquisition of Bright House Networks.

The cable company also promised not to engage in paid prioritization, in one of several commitments it made in a public interest statement for its proposed transaction filed with the FCC on Thursday.

Charter announced its planned merger with TW Cable last month, just weeks after Comcast abandoned its proposed transaction.

In a listing of the benefits of the transaction, Charter said that it will “go further” than the FCC’s recent net neutrality order by agreeing not to impose data caps or usage-based pricing.

The company also said that it will make “comprehensive and significant investments” in its broadband network, with TW Cable and Bright House customers getting at least 60 Mbps download speeds, as well as all-digital cable networks. The broadband service will be priced on its current model, which is less expensive than comparable offerings from TW Cable and Bright House.

Charter will “create thousands of U.S.-based jobs” by hiring customer service call center and field technician operators, and returning TW Cable’s call centers to the United States.

Charter plans engage in “reasonable and non-discriminatory” interconnection practices, and submit any disputes to the FCC on a case-by-case basis. In its net neutrality rules, the FCC included oversight over interconnection practices.

Internet providers have filed court challenges to the FCC’s move to reclassify the Internet as a Title II telecommunications service, a regulatory maneuver to impose robust net neutrality rules.

Charter also said that it will invest “significantly” in WiFi, with more than 300,000 out-of-home access points.

Click for more. [http://variety.com/2015/biz/news/charter-communications-time-warner-cable-net-neutrality-1201528148/]

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Charter’s Chances With Time Warner Cable Look Good
Originally appeared on The Wall Street Journal
June 24, 2015
By: Miriam Gottfried

It is no surprise that investors are wary about deal-making in the cable sector these days. But for Charter Communications’ proposed offer for Time Warner Cable, such concern may be overblown.

Comcast’s decision in April to abandon its bid for Time Warner Cable due to regulatory pressure took many on Wall Street by surprise. So when Charter swooped in a month later with its own offer for the cable operator, along with another offer for closely held Bright House Networks, the specter of a regulatory backlash reappeared. That may explain why the spread between the value of Charter’s offer and the price of Time Warner Cable’s stock has widened slightly to 9% since the deal was first announced.

The market appears to see only a 50% probability of Charter’s deal being approved, according to New Street Research. New Street itself puts the deal’s odds of approval at 80% to 85%.

Click for more. [http://www.wsj.com/articles/charters-chances-with-time-warner-cable-look-good-1435167748]

Posted on June 24, 2015 in News

Analyst: 80%-85% Chance That Feds Will Approve Charter-TWC Deal
Originally appeared on Fierce Cable
June 22, 2015
By: Daniel Frankel

New Street Research analyst Jonathan Chaplin says it’s 80 percent to 85 percent likely that the FCC and U.S. Justice Department will approve Charter Communication’s proposed $56.7 billion purchase of Time Warner Cable.

Of course, analysts were also quoting those types of figures when Comcast was in the early portion of its ultimately unsuccessful bid to acquire TWC. Chaplin, however, says the two regulatory processes will be very different.

“We believe the market is doing the opposite of what it did on the Comcast deal,” Chaplin told investors. “With Comcast, it underestimated the regulatory risk. With Charter, it is overestimating that risk. We think we have a pretty good idea of why the government rejected Comcast’s transaction and that Charter, while raising some similar issues, will not present the same level of harm.”

Click for more. [http://www.fiercecable.com/story/analyst-80-85-chance-feds-will-approve-charter-twc-deal/2015-06-22]

Posted on June 22, 2015 in News

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Charter CEO Tom Rutledge Promises More Jobs, Fewer Home Visits
Originally appeared in The Hollywood Reporter
June 17, 2015
Paul Bond

Anyone looking to understand the reasons behind the $78.7 billion deal that Charter Communications struck with TW Cable last week need look no further than their own set-top box.

Charter Communications CEO Tom Rutledge acknowledged Wednesday that nobody likes the cable guy, but his company is doing something about that - and is one of many reasons that its pending $55 billion merger with Time Warner Cable and $10.4 billion acquisition of Bright House Networks ought to be approved.

Other reasons regulators should approve the transactions is that they’ll lead to technological advancements and more jobs, Rutledge said at the Guggenheim TMT Symposium in New York.

Charter has hired a net 7,000 people in the past three years, and will need an additional 20,000 following the merger of TWC and acquisition of Bright House, Rutledge said.

“We really believe service is a key element to the business,” Rutledge said. “Quality can save you money, so we are believers in hiring people to work for us and not sending calls offshore - hiring actual employees and training and investing in them as opposed to contractors.”

Click for more. [http://www.hollywoodreporter.com/news/charter-ceo-tom-rutledge-promises-803163]

Posted on June 17, 2015 in News

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Charter Vows To Uphold Net Neutrality As It Seeks Time Warner Cable Deal
Originally appeared on The Verge
May 27, 2015
By: Chris Welch

Having just witnessed the sudden collapse of Comcast’s Time Warner Cable takeover, Charter is already looking to assuage concerns of investors and the public about its own newly announced merger attempt. Tom Rutledge, who is Charter’s current chief executive, pledged during a conference call that New Charter would keep away from data caps and some of Comcast’s unpopular business tactics. “Through Charter, we’ll offer consumers a broadband product that makes watching online video, gaming, and engaging in other data-hungry applications a great experience, including at peak times,” Rutledge said during a conference call yesterday.

Click for more. [http://www.theverge.com/2015/5/27/8667881/charter-net-neutrality-time-warner-cable]

Posted on May 27, 2015 in News

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The Latest Time Warner Cable Merger Isn’t Comcast All Over Again, Execs Argue
Originally appeared on Washington Post
May 26, 2015
By: Brian Fung

Charter Communications said Tuesday it’s buying Time Warner Cable in a $55 billion mega deal that would give Charter some 24 million customers in parts of the country ranging from Washington state to South Carolina.

Hanging over the announcement, though, is Comcast. You can’t talk about an acquisition of Time Warner Cable without discussing Comcast’s failed bid for the nation’s second-largest cable company, which collapsed last month.

It’s clearly something Charter has thought about, too - and the company addressed the issue head-on in response to the first question on an investor call Tuesday morning.

Click for more. [http://www.washingtonpost.com/blogs/the-switch/wp/2015/05/26/the-latest-time-warner-cable-merger-isnt-comcast-all-over-again-execs-argue/]

Posted on May 26, 2015 in News

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Charter Communications To Merge With Time Warner Cable And Acquire Bright House Networks
Originally appeared on Investor News
May 26, 2015

Charter Communications, Inc. (together with its subsidiaries “Charter”) and Time Warner Cable Inc. today announced that they have entered into a definitive agreement for Charter to merge with Time Warner Cable.  The deal values Time Warner Cable at $78.7 billion. Charter will provide $100.00 in cash and shares of a new public parent company (“New Charter”) equivalent to 0.5409 shares of CHTR for each Time Warner Cable share outstanding. The deal values each Time Warner Cable share at approximately $195.71 based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. In addition, Charter will provide an election option for each Time Warner Cable stockholder, other than Liberty Broadband Corporation (“Liberty Broadband”) or Liberty Interactive Corporation, who will receive all stock, to receive $115.00 of cash and New Charter shares equivalent to 0.4562 shares of CHTR for each Time Warner Cable share they own.

Click for more. [http://ir.timewarnercable.com/investor-relations/investor-news/financial-release-details/2015/Charter-Communications-to-Merge-with-Time-Warner-Cable-and-Acquire-Bright-House-Networks/default.aspx]

Posted on May 26, 2015 in News

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Press Release: Charter Communications To Merge With Time Warner Cable And Acquire Bright House Networks
Originally appeared in PR Newswire.
May 26, 2015
Press Release

Charter Communications, Inc. (Nasdaq: CHTR) (together with its subsidiaries “Charter”) and Time Warner Cable Inc. (NYSE: TWC) today announced that they have entered into a definitive agreement for Charter to merge with Time Warner Cable. The deal values Time Warner Cable at $78.7 billion. Charter will provide $100.00 in cash and shares of a new public parent company (“New Charter”) equivalent to 0.5409 shares of CHTR for each Time Warner Cable share outstanding. The deal values each Time Warner Cable share at approximately $195.71 based on Charter’s market closing price on May 20, or approximately $200 based on Charter’s 60-trading day volume weighted average price. In addition, Charter will provide an election option for each Time Warner Cable stockholder, other than Liberty Broadband Corporation (“Liberty Broadband”) or Liberty Interactive Corporation, who will receive all stock, to receive $115.00 of cash and New Charter shares equivalent to 0.4562 shares of CHTR for each Time Warner Cable share they own.

The combination of Charter, Time Warner Cable and Bright House will create a leading broadband services and technology company serving 23.9 million customers in 41 states. The announced transactions will drive investment into the combined entity’s advanced broadband network, allow for wider deployment of new competitive facilities based WiFi networks in public places, and the footprint expansion of optical networks to serve the large marketplace of small and medium sized businesses. This will result in faster broadband speeds, better video products, including more high definition channels, more affordable phone service and more competition, for consumers and businesses. The scale of the new entity will also result in greater product innovation, bringing new and advanced services to consumers and businesses, including Charter’s Spectrum Guide and World Box and other product innovations. And Charter’s commitment to superior products and outstanding customer service, and its strategy of investing in insourcing and returning offshore jobs to America, will not only benefit the combined companies’ customers, but will also enhance opportunities for employees of the new company.

“The teams at Charter, Time Warner Cable and Bright House Networks are filled with the innovators of our industry. Representatives of each of these companies have invented some of the most revolutionary communications products ever created; innovations like video on demand, VOIP phone service, remote storage DVR, cable TV through an app, downloadable security and the first backward-compatible, cloud-based user interface. That spirit of innovation will live on, and it will create real benefits and great long-term value for the customers, shareholders and employees of all three companies,” said Tom Rutledge, President and CEO of Charter Communications.

Click for more. [http://www.prnewswire.com/news-releases/charter-communications-to-merge-with-time-warner-cable-and-acquire-bright-house-networks-300088457.html]

Posted on May 26, 2015 in News

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info@charterresourcecenter.com

Important Information For Investors And Shareholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable, Inc. (“Time Warner Cable”) and Charter Communications, Inc. (“Charter”) on June 26, 2015, Charter's subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a preliminary joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter. After the registration statement is declared effective, Charter and Time Warner Cable will mail a definitive proxy statement/prospectus to stockholders of Charter and stockholders of Time Warner Cable. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC and send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Report on Form 8-K, which was filed with the SEC on June 1, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.